UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 001-12227
The Shaw Group Inc. 401(k) Plan
(Full Title of the Plan)
The Shaw Group Inc.
(Name of Issuer)
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN
DECEMBER 31, 2006 AND 2005
BATON ROUGE, LOUISIANA

CONTENTS

Page
Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	10
Consent of Independent Registered Public Accounting Firm

Randy Bonnecaze, CPA*	2322 Tremont Drive	Members American Institute of
Joseph D. Richard, Jr., CPA*	Baton Rouge, LA 70809	Certified Public Accountants
Ronnie E. Stamper, CPA*	Phone: (225) 928-4770
Fernand P. Genre, CPA*	Fax: (225) 926-0945
Stephen M. Huggins, CPA*		1175 Del Este Ave, Suite B
Monica L. Zumo, CPA*		Denham Springs, LA 70726
Ronald L. Gagnet, CPA* Douglas J. Nelson, CPA*		www.htbcpa.com
Celeste D. Viator, CPA*
Rusty Resweber, CPA*
Laura E. Monroe, CPA*
R. David Wascom, CPA*
*A Professional Accounting Corporation
Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan
Baton Rouge, Louisiana
We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Baton Rouge, Louisiana
June 22, 2007

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments, at Fair Value:
Common Collective Trust Funds	$92,664,183	$98,458,752
Mutual Funds	312,371,646	213,347,657
The Shaw Group Inc. Stock Fund	37,361,521	32,303,190
Loans to Participants	7,877,451	6,642,413
Brokeragelink Accounts	222,689	—

Total Investments	450,497,490	350,752,012

Receivables:
Participants’ Contributions	2,349,981	1,778,634
Employer Contributions	636,755	540,467

Total Receivables	2,986,736	2,319,101

Total Assets	453,484,226	353,071,113

LIABILITIES

Liabilities:
Excess Contributions Payable	—	268,491

Net Assets Available for Benefits, at Fair Value	453,484,226	352,802,622

Adjustment from Fair Value to Contract Value for Fully Benefit — Responsive Investment Contracts	1,942,264	1,101,391

Net Assets Available for Benefits	$455,426,490	$353,904,013

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$18,737,558	$10,535,048

Contributions:
Participants	59,121,360	46,975,274
Employer	16,236,127	13,915,024
Rollovers	9,611,568	3,237,342

	84,969,055	64,127,640

Net Appreciation in Fair Value:
Common Collective Trust Funds	3,287,990	1,889,843
Mutual Funds	20,079,906	8,423,034
The Shaw Group Inc. Stock Fund	5,349,089	12,553,542

	28,716,985	22,866,419

Transfers to the Plan	256,312	567,549

Total Additions	132,679,910	98,096,656

Deductions from Net Assets Attributed to:
Benefit Payments	30,161,051	25,136,742
Administrative Expenses	581,692	551,863

	30,742,743	25,688,605

Transfers from the Plan	414,690	147,558

Total Deductions	31,157,433	25,836,163

Net Increase	101,522,477	72,260,493

Net Assets Available for Benefits at Beginning of Year	353,904,013	281,643,520

Net Assets Available for Benefits at End of Year	$455,426,490	$353,904,013

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
Note 1 — Description of Plan -
The following description of The Shaw Group Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan is a defined contribution plan covering all employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan, up to the maximum dollar amount allowed by law. Participants who have attained age 50 before the end of the plan year are eligible to make catch- up contributions. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
The Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2006 and 2005.
Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances may be used to pay administrative expenses or to reduce employer contributions. Forfeited nonvested balances at December 31, 2006 and 2005 totaled $543,950 and $148,995, respectively. In 2005, employer contributions were reduced by forfeitures of $378,032.

Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.
Loans to Participants
Loans to participants are permitted under the plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.
Investment Options
Upon enrollment in the Plan, participants may direct contributions to various investment options, including common collective trust funds, mutual funds, and a unitized stock fund. During 2006, the Plan began to offer a self-directed brokerage option whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. Plan participants may change investment options and contribution percentages on a daily basis.
Payments of Benefits
Upon termination of service, a participant with a vested balance greater than $1,000 ($5,000 in 2005) may elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s account. Those participants with balances equal to or less than $1,000 ($5,000 in 2005) receive lump-sum amounts. A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
In conjunction with the Company’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired company plans, plan assets transferred out of the Plan due to divestitures, and plan assets transferred into and out of the Plan from and to other Company sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statement of Changes in Net Assets Available for Benefits.

Note 2 — Summary of Significant Accounting Policies -
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (or “FASB”) issued new accounting rules for defined contribution plan stable value investment options. The rules, released in the form of FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), (i) define the types of investment contracts that are eligible for contract value accounting treatment, (ii) provide a definition of a fully benefit-responsive investment contract, and (iii) outline specific disclosure requirements that must be satisfied by benefit-responsive investment contracts. The FSP became effective for financial statements for annual periods ending after December 15, 2006. If comparative financial statements are presented, the guidance in this FSP is applied retrospectively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in the net assets available for benefits, as such investments have historically been presented at contract value.
As of December 31, 2006, the Plan invests in common collective trusts, Invesco’s Stable Value Trust and Fidelity’s Managed Income Portfolio II fund, which owned fully benefit-responsive investment contracts. As of December 31, 2005, the Plan was invested in a common collective trust, consisting of Invesco’s Stable Value Trust. As a result of the implementation of this FSP, the Plan reflected these fully benefit responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $1,942,264 and $1,101,391 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the years ended December 31, 2006 and 2005.

Investments
Participants can direct all employee and employer contributions to be invested in the various common collective trust funds, mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokerage account.
The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value.
The Shaw Group Inc. Stock Fund is a unitized fund that is measured in units rather than shares. The fund is comprised of the underlying company stock (The Shaw Group Inc.) and a short-term cash component which provides liquidity for daily trading. The closing market prices used to value investments in The Shaw Group Inc. Stock Fund were $33.50 and $29.09 at December 31, 2006 and 2005, respectively.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides for various investment options in any combination of common collective trust funds, mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokerage account. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Reclassifications
Certain reclassifications have been made to the 2005 amounts to conform to the 2006 financial statement presentation.
Note 3 — Plan Termination -
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Note 4 — Investments -
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2006	2005
AMVESCAP National Trust Company (AMVESCAP)
Common Collective Trust Funds:
Stable Value (Contract Value — $72,090,726)	$—	$70,989,335
500 Index Trust	—	16,539,649
(CONTINUED)

	2006	2005
Fidelity Management Trust Company
Common Collective Trust Fund:
Stable Value (Contract Value — $94,606,447)	92,664,183	—

Mutual Funds:
AIM Dynamics Fund	—	19,628,010
American Funds Growth Fund	50,675,692	24,137,756
AIM Basic Value	—	19,654,143
MFS Total Return	—	16,213,262
Brandywine	—	19,429,131
American Funds AMCAP	—	19,288,683
Fidelity Value	30,812,500	—
Rainier Small/Mid Cap Equity	37,060,468	—
PIMCO Total Return	27,076,159	—
Dodge & Cox Stock	53,897,274	—
American Funds EuroPacific Growth	28,150,838	—

The Shaw Group Inc. Stock Fund	37,361,521	32,303,190
Note 5 — Tax Status -
The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.
Note 6 — Party-in-Interest Transactions -
Certain plan investments are held in a trust fund managed by Fidelity Management Trust Company. Since Fidelity Management Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.
Note 7 — Reconciliation of Financial Statements to Schedule H of Form 5500 -
The following is a reconciliation of investments and net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2006 and 2005:

	2006	2005
Investments, at fair value, per the financial statements	$450,497,490	$350,752,012

Adjustments from fair value to contract value for fully benefit — responsive investment contracts	1,942,264	1,101,391

Investments per Schedule H to the Form 5500	$452,439,754	$351,853,403

	2006	2005
Net assets available for benefits per the financial statements	$455,426,490	$353,904,013

Amounts allocated to withdrawing participants at December 31, 2005	—	(560,451)

Net assets available for benefits per Schedule H to the Form 5500	$455,426,490	$353,343,562

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

Benefits paid to participants per financial statements	$25,136,742

Add: Amounts allocated to withdrawing participants at December 31, 2005	560,451

Less: Amounts allocated to withdrawing participants at December 31, 2004	(65,359)

Benefits paid to participants per Schedule H of Form 5500	$25,631,834

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.
Note 8 — Excess Contributions -
For the year ended December 31, 2005, excess deferral contributions were required to be returned to certain participants in order to satisfy the relevant nondiscrimination provisions of the plan. Contributions were reduced by $268,491 of excess deferral reimbursements made prior to March 15, 2006 and are included in the Plan’s Statement of Net Assets Available for Benefits as excess contributions payable at December 31, 2005.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 001
DECEMBER 31, 2006

Identity of Issue, Borrower,			Current
or Similar Party	Description of Investment	Cost(1)	Value
*Fidelity Management Trust Company
Common Collective Trust Funds:
Stable Value	94,606,447.000 Units		$92,664,183	**
Brokeragelink	self-directed		222,689

Mutual Funds:
PIMCO Total Return	2,608,493.152 Units		27,076,159
Columbia Acorn USA	509,544.297 Units		14,603,540
Rainier Small/Mid Cap Equity	1,010,648.145 Units		37,060,468
Dodge & Cox Stock	351,213.829 Units		53,897,274
American Funds Growth Fund	1,551,613.340 Units		50,675,692
American Funds EuroPacific Growth	612,240.919 Units		28,150,838
Mainstay Small Cap Opportunity	641,422.212 Units		13,380,067
Fidelity Value	382,289.087 Units		30,812,500
Fidelity Freedom 2010	265,261.674 Units		3,878,126
Spartan Extended Market Index	20,720.121 Units		798,346
Spartan International Index	94,369.372 Units		4,165,464
Spartan U.S. Equity Index	453,062.342 Units		22,734,668
Fidelity Freedom 2040	141,136.276 Units		1,337,972
Fidelity Freedom 2005	100,900.445 Units		1,171,454
Fidelity Freedom 2015	786,396.175 Units		9,594,033
Fidelity Freedom 2025	718,077.081 Units		9,169,844
Fidelity Freedom 2035	272,231.039 Units		3,590,727
Fidelity Freedom 2050	25,532.484 Units		274,474

			312,371,646

*The Shaw Group Inc. Stock Fund	599,432.779 Units***		37,361,521

*Loans to Participants	Maturities to February 2016, at interest rates ranging from 5.00% to 11.00%		7,877,451

Total Investments, at Fair Value Adjustment from fair value to contract value for fully benefit-responsive investment contracts			450,497,490

Total Investments			$452,439,754

*	Indicates party-in-interest to the Plan

**	Fair value, with adjustment to contract value below.

***	Units represent the combined market value of the underlying stock and the market value of the short-term cash position. At December 31, 2006, the Plan held 1,085,611 shares of The Shaw Group Inc. common stock.

(1)	Not required as investments are participant directed.
See auditor’s report.

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007	THE SHAW GROUP INC. 401 (k) PLAN THE SHAW GROUP INC., PLAN ADMINISTRATOR

	By:	/s/ Clifton S. Rankin

Name: Clifton S. Rankin
Title: General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm